INTERVIEW-UPDATE 2-Gemalto says no plan to raise Wavecom offer
510 words
9 October 2008
11: 24
Reuters News
English
(c) 2008 Reuters Limited
* Gemalto CEO says no plan to raise Wavecom offer
* Gemalto CEO says crisis could boost bank card sales.
(Adds detail, CEO quotes, share price)
By Vanessa Walters and Matt Gil
PARIS, Oct 9 (Reuters) — Smart-card group Gemalto does not plan to raise its hostile offer of some 115 million euros ($158 million) for wireless technology group Wavecom , Gemalto’s chief executive told Reuters on Thursday.
Wavecom earlier rejected Gemalto’s bid as too low and reiterated its confidence in its own management. “The board of Wavecom considers that it is not an attractive offer. If it’s only the price, we have no intention to change it,” Gemalto Chief Executive Olivier Piou added. “They need to explain why it is not a good offer.”
Gemalto on Monday launched an unsolicited cash bid of 7 euros a share, a premium of 72 percent over Wavecom’s closing price on Friday. It said it would pay some 70 million euros after taking into account 45 million of net cash at Wavecom.
One analyst, who asked not to be named, said Wavecom had not proved the offer undervalued the company, while the bid was giving a lift to the share price.
Shares in Wavecom were 0.2 percent higher at 6.47 euros at 1056 GMT on Thursday, giving it a market value of around 100 million euros. The stock closed at 4.08 euros on Friday.
Wavecom shareholders would have preferred a deal that included share swaps but it was not technically possible as Wavecom was also listed in the United States and Gemalto was not, Gemalto’s Piou said.
“The offer is attached to an industrial project,” Piou said. “It will create value very quickly for the shareholders, who have a good price, the employees, because the company will develop within Gemalto causing it to expand its reach, and the customers at Wavecom.”
CRISIS OPPORTUNITIES

Asked about the impact of the current financial crisis, Piou said it could create opportunities for its bank payment card business as consolidation would require banks to rebrand their cards.
“When the financial institutions are in difficulty, they tend to outsource some of their business and they tend to come to us,” he said.
The best use of Gemalto’s cash was for internal growth, developing its own product line and small acquisitions, he said.
Gemalto added that its offer was conditional on holding shares representing at least 50.01 percent of the capital of Wavecom at the closing of the offer.
Wavecom’s shares are 11.4 percent owned by the Hekimian family and 9.93 percent owned by the Alard family, according to Reuters data. The stock has lost almost two-thirds of its value in the last year.
Shares in Gemalto were 2.7 percent higher at 22.58 euros by 1108 GMT, giving it a market value of some 1.9 billion euros. (Editing by David Cowell)
GEMALTO-WAVECOM/ (INTERVIEW, UPDATE 2)|LANGEN|ABN|E|RBN|U
Document LBA0000020081009e4a9000qd
The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This news article is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the French Autorité des marchés financiers (“AMF”) as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).